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WASHINGTON

August 7, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  Barbara C. Jacobs, Assistant Director

Re:                             Liberty TripAdvisor Holdings, Inc.

Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-195705)

Dear Ms. Jacobs:

We hereby electronically file on behalf of Liberty TripAdvisor Holdings, Inc. (“TripCo”), under the Securities Act of 1933, as amended, Amendment No. 3 to its Registration Statement on Form S-1 (the “Registration Statement”), originally filed May 6, 2014.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

Set forth below are the responses that TripCo has authorized us to make on its behalf to the comments contained in your letter to Gregory B. Maffei, President and Chief Executive Officer of TripCo, dated August 5, 2014 (the “SEC Letter”), regarding the Registration Statement.  For your convenience, each of our responses below is preceded by the Staff’s comment.  The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter.  All section references refer to the corresponding sections of the Registration Statement filed herewith unless otherwise noted, and all page references in our responses are to the pages in the Registration Statement.

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Liberty TripAdvisor Holdings, Inc. Historical Combined Financial Statements, Years ended December 31, 2013, 2012, and 2011

Notes to Combined Financial Statements

(4)TripAdvisor, Inc. Transactions, page F-18

1.                                      Comment:  We note your disclosure on page 71 that even though TripCo controls TripAdvisor through its voting interest and board representation, decision-making with respect to TripAdvisor must consider TripAdvisor’s minority holders. As a result, TripCo does not have ready access to TripAdvisor’s cash. Please clarify the rights held by the minority holders with respect to operating and financing decisions, and decisions regarding the use of cash. Clarify how you considered the provisions of ASC 810-10-25-1 through 14 in determining that it is appropriate to consolidate TripAdvisor. Clarify what you mean by “ready access,” and how your inability to

Securities and Exchange Commission	- 2 -	August 7, 2014

access cash without considering the minority holders does not represent a participating right of the minority holders.

Response:  In its consideration of accounting for TripAdvisor as a consolidated subsidiary, TripCo looked to the provisions of ASC 810-10-25-1 through 14.

ASC 810-10-25-1 states:

“The usual condition for a controlling financial interest is ownership of a majority voting interest, but in some circumstances control does not rest with the majority owner.”

ASC paragraph 810-10-15-8 also states:

“The usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation.”

TripCo holds a 22% economic interest and a 57% voting interest in TripAdvisor through the ownership of shares of TripAdvisor’s common stock, which is entitled to one vote per share, and all of the shares of TripAdvisor’s Class B common stock, which is entitled to 10 votes per share.  TripAdvisor’s Restated Certificate of Incorporation and its Amended and Restated By-Laws, as amended, provide that 25% of the members of TripAdvisor’s board of directors are elected by a vote of a plurality of the common stock (e.g., the low-vote shares of TripAdvisor), voting as a single class, and the remainder of the members of TripAdvisor’s board of directors are elected by a vote of a plurality in voting power of the common stock and Class B common stock of TripAdvisor, voting together as one class.  The governing documents of TripAdvisor do not create a classified board of directors, and do not prohibit shareholder action by written consent and, accordingly, TripCo has the ability to replace a majority of the board of directors of TripAdvisor at any time. In addition, as part of the transaction on December 11, 2012 described in note (4) on page F-18, Gregory B. Maffei, the Chief Executive Officer of Liberty, became the chairman of the TripAdvisor board of directors and Christopher W. Shean, the Chief Financial Officer of Liberty, was appointed to the TripAdvisor board of directors.  Therefore, not only does TripCo have voting control of TripAdvisor and the ability to replace a majority of the board of directors at any time, but also a significant current board presence.

The noncontrolling shareholders of TripAdvisor do not have any contractual protective or participating rights as described in the consolidation provisions, described above, with the exception of the previously discussed right to appoint 25% of the board.  TripCo considered a 25% board representation by the noncontrolling interests to be a protective right, not a participating right, as board actions require a majority vote.  As discussed in ASC 810-10-25-6 “participation means the ability to block actions proposed by the investor that has a majority voting interest.” The 25%

Securities and Exchange Commission	- 3 -	August 7, 2014

board representation of the common shareholders does not meet that definition.  As such, TripCo could take certain actions to cause TripAdvisor to issue debt, effect a dividend or stock repurchase program or complete an acquisition or significant investment. ASC 810-10-25-7 states that “rights that are only protective in nature (referred to as protective rights) would not overcome the presumption that the owner of a majority voting interest shall consolidate its investee.”  Accordingly, TripCo was required to consolidate TripAdvisor and apply purchase accounting upon obtaining voting control.

The liquidity discussion is intended to inform the users of these financial statements that because of the fiduciary duty owed by the members of the TripAdvisor board of directors to all TripAdvisor shareholders, the noncontrolling shareholders must be considered in decisions made by the TripAdvisor board of directors. Because of this fiduciary duty, TripCo will not be able to access 100% of the cash balance at TripAdvisor as an extension of its own bank accounts, as would be the case with a wholly owned subsidiary, for TripCo corporate purposes. However, as discussed above, TripCo could cause TripAdvisor to take certain action with respect to its cash balances. TripCo has described this scenario as “TripCo does not have ready access to TripAdvisor’s cash.” The statement of “ready access to TripAdvisor cash” was intended to inform users of these financial statements that any potential distributions of cash from TripAdvisor to TripCo would generally be on a pro rata basis based on economic ownership interests. This fiduciary duty does not impact the overall conclusion and presumption that its interest in TripAdvisor should be consolidated, based on voting control.

We have revised the disclosure on page F-18 of the Registration Statement to add clarifying language regarding the noncontrolling interests’ rights and their impact on TripCo’s conclusion to consolidate TripAdvisor. We have also revised the disclosure on pages 76 and 84 of the Registration Statement to clarify TripCo’s ability to access TripAdvisor’s cash balances.

Condensed Pro Forma Combined Statement of Operations, page F-55 & F-56

2.                                      Comment:  Tell us what consideration you gave to including amortization expense relating to debt issuance costs in your pro forma adjustments.

Response:  TripCo considered the inclusion of Debt Issuance Costs in its pro forma adjustments, however the amounts were deemed immaterial. Because the cost to issue a margin loan is typically less than other types of debt instruments, and such costs in TripCo’s case are expected to be less than $2 million, this amount as amortized would not round to $1 million annually, on an after tax basis, and therefore would not change the pro forma information as currently presented.

Notes to Condensed Pro Forma Combined Financial Statements, page F-57

3.                                      Comment:  Tell us what consideration you gave to providing quantitative disclosure of the impact on earnings of possible changes in the interest rate based on changes in the 3-month LIBOR.

Securities and Exchange Commission	- 4 -	August 7, 2014

Response:  We have revised the disclosure on page 62 of the Registration Statement to include a discussion of the quantitative interest expense risks of variable rate debt based on potential changes in the 3-month LIBOR in the pro forma financial information in response to the Staff’s comment.

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If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm

Renee L. Wilm

cc:              Liberty TripAdvisor Holdings, Inc.

Richard N. Baer